UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42682

Youlife Group Inc.

(Exact name of registrant as specified in its charter)

Room C431, Changjiang Software Park

No.180 South Changjiang Road

Baoshan District, Shanghai 201900

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of chief strategy officer

On April 13, 2026, the board of directors of Youlife Group Inc. (the “Company”) appointed Mr. Tianshi Yang as the Chief Strategy Officer of the Company, effective April 13, 2026.

Mr. Tianshi Yang has more than 12 years of experience in finance and investment in the United States, mainland China and Hong Kong, as well as management experience in four NASDAQ-listed companies and directorship in an HKEx-listed company. Mr. Yang has been serving as an independent director of ICZOOM Group Inc. (Nasdaq: IZM) since August 2021, and has also been serving as an independent director of SAIHEAT Global Corporation Inc. (Nasdaq: SAI) since June 2024. Prior to joining the Company, Mr. Yang served as the Chief Strategy Officer of Suncar Technology Group (NASDAQ: SDA) from January 2024, a company engaged as China’s largest car insurance platform, with comprehensive responsibility for its capital market management, reporting, strategic investment, international financing and investor relations. From June 2021 to September 2023, Mr. Yang served as the Chief Financial Officer of TD Holdings, Inc. (NASDAQ: GLG), a company engaged in commodity trading and supply chain service businesses in China. From March 2020 to May 2021, Mr. Yang served as the Head of Investor Relations at Aesthetic Medical International Holdings Group Limited (NASDAQ: AIH), a company engaged in providing aesthetic medical services. From January 2019 to February 2020, Mr. Yang served as the Financial Director of Meten International Education Group Ltd. (NASDAQ: METX), a company engaged in providing English language training services. From May 2016 to October 2018, Mr. Yang served as the Investment Director of China First Capital Group (HKEx: 01269), a company engaged in educational investment. From September 2011 to September 2013, Mr. Yang served as an auditor at Ernst & Young. Mr. Yang received his bachelor’s degree in economics from Tianjin University of Finance and Economics in China in June 2011 and his master’s degree in finance from Brandeis University in Boston, the U.S. in February 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youlife Group Inc.

By:	/s/ Yunlei Wang
Name:	Yunlei Wang
Title:	Chairman and Chief Executive Officer

Date: April 13, 2026

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